Exhibit 99.1

New Found Gold Closes Second Tranche of C$63 Million Bought Deal Financing Including Full Exercise of Underwriters’ Over-Allotment Option

Vancouver, British Columbia, June 12, 2025 – New Found Gold Corp. (TSXV: NFG | NYSE-A: NFGC) (“New Found Gold” or the “Company”) is pleased to announce that it has closed the second and final tranche of its previously announced “bought deal” public offering of (i) 24,610,000 charity flow-through common shares of the Company (the “Charity Flow-Through Common Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of C$2.29 per Charity Flow-Through Common Share (the “Charity Flow-Through Common Share Offering Price”), including the exercise, in full, of the Underwriters’ (as defined below) over-allotment option (the “Over-Allotment Option”) of 3,210,000 Charity Flow-Through Common Shares, and (ii) 4,370,000 common shares (the “Common Shares”) at a price of C$1.63 per Common Share, for aggregate gross proceeds of C$63,480,000 (the “Offering”).

The second tranche of the Offering consists of 9,345,000 Charity Flow-Through Common Shares, including the exercise in full of the Over-Allotment Option, for gross proceeds of C$21,400,050.

The second tranche of the Offering was completed pursuant to an underwriting agreement dated May 29, 2025 (the “Underwriting Agreement”), entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and SCP Resource Finance LP and including Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. (collectively, the “Underwriters”).

Mr. Eric Sprott participated in the second tranche of the Offering to maintain his approximate 19 % shareholdings.

The Offering remains subject to the Company receiving all necessary regulatory approvals, including final approval of the TSX Venture Exchange (the “TSXV”) to list the Charity Flow-Through Common Shares and the Common Shares.

In connection with the closing of the second tranche of the Offering, the Company paid to the Underwriters a cash fee in the aggregate amount of C$526,413.75, representing (i) 5.25% of the gross proceeds of the second tranche of the Offering, other than the gross proceeds raised from certain sales pursuant to a president’s list (the “President’s List Sales”); and (ii) 1.0% of the gross proceeds raised from President’s List Sales. BMO Capital Markets, SCP Resource Finance LP, Paradigm Capital Inc., Canaccord Genuity Corp., Haywood Securities Inc., Stifel Nicolaus Canada Inc., Roth Canada, Inc., A.G.P. Canada Investments ULC and ATB Securities Inc. received C$202,669, C$176,349, C$52,641, C$28,953, C$15,792, C$15,792, C$13,160, C$10,528 and C$10,528, respectively.

The gross proceeds from the offering of the Charity Flow-Through Common Shares will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) (the “Qualifying Expenditures”) related to the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”), on or before December 31, 2026. All Qualifying Expenditures will be renounced in favour of the subscribers for the Charity Flow-Through Common Shares effective on or before December 31, 2025.

The Charity Flow-Through Common Shares were offered by way of a prospectus supplement in each of the Provinces and Territories of Canada (other than the Province of Quebec and Nunavut) and were also offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States. Copies of the prospectus supplement and documents incorporated by reference therein are available electronically on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) (www.sedarplus.ca) and the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) (www.sec.gov) under New Found Gold’s issuer profile.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Certain directors and officers of the Company participated, directly or indirectly, in the Offering and, due to his shareholdings, Mr. Sprott is considered a “related party” of New Found Gold. Accordingly, their participation in the Offering constitutes “a related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial mineral resource estimate at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded preliminary economic assessment is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Please see the Company’s SEDAR+ profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website and contact us through our investor inquiry form or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Forward-Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the use of proceeds of the Offering, the tax treatment of the Charity Flow-Through Common Shares, the receipt of all necessary regulatory approvals in connection with the Offering and, statements related to Queensway and the Company’s planned and future exploration at Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “potential”, “goal”, “objective”, “prospective”, "preliminary," “possibly”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American LLC, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: the tax treatment of the Charity Flow-Through Common Shares, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form, Management’s Discussion and Analysis and other reports and documents filed by the Company with applicable securities regulatory authorities from time to time, publicly available through the SEDAR+ at www.sedarplus.ca or through the EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC